EXHIBIT 11.1

CALCULATION OF NET LOSS PER SHARE

BEGINNING BALANCE	30,432,433

DATE	NO. OF SHARES ISSUED	CONTRIBUTION TO WEIGHTED AVERAGE	ENDING BALANCE
January 16, 2007	1,925,000	1,812,180	32244,613
February 5, 2007	600,000	520,879	32,765,492
February 21, 2007	275,000	222,619	32,988,111
March 22, 2007	365,000	256,703	33,244,814
June 18, 2007	1,304,286	496,871	33,741,685
July 9, 2007	53,616	16,301	33,757,986
July 12, 2007	120,000	35,165	33,793,151
August 8, 2007	1,625,000	315,476	34,108,627
September 20, 2007	17,000	623	34,109,250

Loss for the period	$1,985,811
Weighted average shares	34,109,250
Net Loss per share	$(0.06)